SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S TRAFFIC GROWS 19% IN JULY

Ryanair, the world's favourite airline, today (5 Aug 09) announced that its passenger traffic grew by 19% in July 2009 to 6.7m passengers which is a new monthly traffic record for Europe's largest low fares airline.

Ryanair's continued growth underlines that passengers during this recession are increasingly switching from high fare, fuel surcharging flag carriers, such as Air France, BA, Lufthansa and Aer Lingus who are losing passengers to Ryanair's lowest fares and no fuel surcharge guarantee.

The following are Ryanair's traffic and load factor stats for July 2009.

	Jul 08	Jul 09	Increase	12 mth to 31 Jul 09
Passengers (m) 1	5.66M	6.73M	19%	61.3M
Load Factor 2	89%	89%	0%	82%

1.   Represents the number of booked seats flown by Ryanair.

2.   Represents the number of passengers as a proportion of the number of seats available for passengers.

Ryanair's Daniel de Carvalho said:

"Ryanair continues to grow traffic strongly each month as passengers switch to Ryanair's lowest fares and no fuel surcharge guarantee over the high fares and unfair fuel surcharges being levied by many of our competitors.

"Ryanair carried 19% more passengers this July than last year and Ryanair now carries almost three times BA's worldwide recent traffic which clearly makes Ryanair "the world's favourite airline".

Ends.                                                              Wednesday, 5th August 2009

For further information:
Daniel de Carvalho                                      Pauline McAlester
Ryanair                                                         Murray Consultants
Tel: 00 353 1 812 1271                                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  05 August 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary